745 Seventh Avenue

          New York, NY 10019

          United States



Sent via E-mail

May 14, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        Re: Registration Statement on Form S-4 (Registration No. 333-262583)

To whom it may concern:

    Reference is made to the above-referenced registration statement (the
Registration Statement   ) of
ArcLight Clean Transition Corp. II (the    Issuer   ) under the Securities Act
of 1933, as amended (the
   Securities Act   ) with respect to a proposed business combination involving a merger, consolidation,
exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition
company and one or more target companies (the    Transaction   ). The
Registration Statement has not yet
been declared effective as of the date of this letter.

    This letter is to advise you that, effective as of May 14, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under
Section 7 of the Securities Act) with respect to the Transaction.

    Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act
or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement.
This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                            Sincerely,




                                                            By:
                                                            Name: Santino
Basile
                                                            Title: Managing
Director

    cc: Kevin Dougherty (via email)




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